VIA EDGAR

April 6, 2007

Mr. Joseph M. Kempf

Senior Staff Accountant

Securities and Exchange Commission

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, DC 20549-3561

Re:	Jackson Hewitt Tax Service Inc.

Form 10-K for Fiscal Year Ended April 30, 2006

Filed July 14, 2006

Form 10-Q for Fiscal Quarter Ended January 31, 2007

File No. 1-32215

Dear Mr. Kempf:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated March 19, 2007 relating to the above referenced filings of Jackson Hewitt Tax Service Inc. (the “Company”). For the convenience of the Staff, we have restated each of the Staff’s comments followed by our response.

Form 10-K

Financial Statements

Notes to Consolidated Financial Statements

Consolidation Policy, page 54

1. Addressing FIN 46R tell us in detail how you determined that the franchisees are variable interest entities and how you concluded that you are not the primary beneficiary under the franchise agreements.

Given the broad decision making responsibilities of its independently owned and operated franchisees, the Company has determined that the relationship with its franchisees governed by contractual agreement (in the form of the franchise agreement), does not result in its franchisees lacking the characteristics of FIN 46R, paragraph 5(b)(1). By entering into a franchise agreement, a franchisee has made a unilateral decision to operate its business in a specific location under a common trademark and system, and at the same time to adopt business standards established by the franchise agreement. Therefore, the Company’s ability to enforce certain business standards is not cause for franchisees, in general, to qualify as a variable interest entity.

In certain situations, the Company provides financial support in the form of loans evidenced by promissory notes and Development Advance Notes (“DANs”) to convert independent tax practices (“Conversion”) to the Jackson Hewitt brand as either a new franchisee or through the acquisition of the independent tax practice by an existing franchisee. The Company believes that such financing results in the franchisee qualifying as a variable interest entity in accordance with FIN 46R, paragraph 5(a).

As such, for franchisees for which financial support is provided, the Company evaluates whether it is the primary beneficiary. The Company relies on the guidance prescribed in Statement of Financial Accounting Concepts No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements” (“CON 7”) to project the expected cash flows of the franchisees over the contractual terms of the franchise agreements to make this determination. CON 7 is the prescribed method discussed in FIN 46R, paragraph 2(b) in arriving at expected cash flows.

As disclosed, the Company has determined that it does not absorb a majority of the expected losses or expected residual returns for such franchisees. As such, the Company has determined that it is not the primary beneficiary under the franchise agreements and was not required to consolidate such entities.

8. Development Advances, Net, page 61

2. We note that you provide development advances in the form of promissory notes to acquired independent tax practices and that these advances are typically forgivable over a ten-year period. What are the performance standards that the franchisees need to achieve for you to forgive the promissory note? Also, tell us how you account for these receivables and their related amortization including the methodology to assess the recoverability of unamortized balances. Please refer to all pertinent authoritative accounting literature in your response.

In certain situations, the Company provides financial support evidenced by DANs to convert independent tax practices to the Jackson Hewitt brand as either a new franchisee or through the acquisition of the independent tax practice by an existing franchisee. Assuming the Conversion meets certain performance standards, the DANs are forgiven ratably over a 10 year period consistent with a new 10 year term applying to the franchise agreement (executed in connection with issuance of the DANs). If performance standards as prescribed by the DANs are not met, then the DANs become due and payable by the franchisee.

The performance standards consist of the Conversion achieving, during each of the 10 years of the franchisee agreement, (a) gross volume of at least 90% of the revenues earned and at least 90% number of tax returns prepared during the tax season immediately preceding the year of Conversion (“Base Year”), or (b) 100% of the revenues for the Base Year.

The DANs are reflected in “Other non-current assets” in the Company’s Consolidated Balance Sheet and the Company amortizes the DANs ratably over the 10 year period in which the DANs are forgiven.

The Company evaluates the respective franchisee’s performance standards and on a quarterly basis conducts an analysis of each franchisee’s financial performance and outstanding receivables to determine recoverability with respect to DANs. If it is determined that a portion of the DANs are uncollectible, an adjustment is made to an allowance account consistent with FAS 5, Appendix A, paragraph 22.

Form 10-Q for October 31, 2006

Managements, Discussion and Analysis

Results of Operations

Total Revenues, page 22

3. Explain to us in reasonable detail why it is appropriate to recognize the Gold Guarantee financial product fees ratably over the product’s 36 month life. Describe the terms of this program and how you report these revenues in your results of operations. Please refer to all pertinent authoritative accounting literature in your response.

The Gold Guarantee product is a separately priced product which a customer may purchase providing them with a potential reimbursement of additional taxes owed in the case of an error being made by the tax preparer. The reimbursement is subject to a maximum amount. The Gold Guarantee applies to additional taxes owed for a period of 36 months and applicable to the tax return in which the purchase is made.

Revenues earned from fees the Company receives with respect to the customer’s purchase of the Gold Guarantee are deferred and recognized ratably over the 36 month contractual period and are reflected in “Financial product fees” in the Company’s Consolidated Statement of Operations.

The Company recognizes Gold Guarantee revenues on a straight-line basis in accordance with Financial Accounting Standards Board Technical Bulletin No. 90-1, paragraph 3 as claims are received from customers throughout the product’s 36 month life. Accordingly, revenues are recognized over the period in which the Company is obligated to perform such services.

***

In connection with responding to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (973) 630-0800.

Very truly yours,

/s/ MARK L. HEIMBOUCH
Mark L. Heimbouch
Executive Vice President, Chief Financial Officer and Treasurer